EXHIBIT 99.1

9 December 2005
Dear JHI NV holders
It gives me great pleasure and satisfaction to advise that, on Thursday December 1, 2005, James Hardie and the NSW Government signed the Final Funding Agreement to set up proposed long-term funding for future proven compensation claims of Australians affected by asbestos-related injuries caused by James Hardie’s former subsidiaries. I enclose with this letter a copy of the ASX statement we made on the day, including a detailed summary of the agreement.
On Friday, December 2, 2005, the NSW Parliament passed enabling legislation to give effect to those elements of the voluntary funding proposal that were required to be implemented by statute.
The agreement is intended to be financially viable for James Hardie and sustainable over more than 40 years, which is clearly in the interests of claimants as well as James Hardie.
Since discussions on the Heads of Agreement began last year, all parties recognised that successfully funding the proposed Special Purpose Fund (SPF) meant maintaining James Hardie as financially viable, able to pursue new opportunities and fund its own growth. That recognition is reflected in the Final Funding Agreement.
While the signing represents a significant achievement, there are now a number of further steps we must take.
First, we need to confirm appropriate tax treatment of the proposed funding arrangements from the Federal Government. Now that we have signed the Final Funding Agreement, we will continue in earnest our discussions with the Australian Taxation Office and the Federal Treasury on this matter. We are exploring a number of options in this area and, while we expect there will be much public speculation by others about this subject, we will continue to work quietly on achieving our goal, just as we did on the Final Funding Agreement.
Second, we need to take the final deal to our lenders for their support and to you, our shareholders, for your approval. I am optimistic that you will support an arrangement that is financially sustainable for James Hardie while providing funding to the SPF which, in turn will be responsible for paying future proven claims.

After we have obtained appropriate confirmation of the tax treatment of the proposed funding arrangements, we will complete and circulate an Explanatory Memorandum on the funding proposal, which will include a detailed description of the Final Funding Agreement and an Independent Expert’s Report. This will be sent to all shareholders, together with a notice of an Extraordinary General Meeting which will be convened to allow shareholders to consider and vote on the Final Funding Agreement.
I would like to record my appreciation to those who negotiated the terms of the voluntary funding proposal on behalf of James Hardie, and my pride in their work in turning the voluntary funding proposal we made so long ago into a robust long term and legally binding agreement. I am also grateful for the support and many long hours of effort put in by James Hardie’s directors, management, employees and advisors, and for the support of you, our shareholders as well as customers and suppliers throughout this process.
While negotiations took longer than expected, everyone involved remained focused on the result, despite the very high level of background noise that surrounded them, particularly over the last few weeks when it became apparent that the deal was in sight.
We know that the past two years have been unsettling for sufferers of asbestos diseases and their families who think they may have potential claims against former subsidiaries of James Hardie, especially given some of the wild speculation that has been thrown about in the media. I hope that they will now receive some comfort from the fact that James Hardie is moving closer to delivering on the voluntary funding offer it made public nearly eighteen months ago, in July 2004.
I want to repeat the assurance I made on Friday that throughout this process, all proven claims for compensation have been paid by the fund originally set up by James Hardie, and James Hardie expects that the fund will continue to pay claims while this deal progresses through the remaining steps.
I wish you and your families a very safe and happy festive season and look forward to meeting you at our extraordinary meetings for you to consider the Final Funding Agreement and begin a new era for James Hardie in Australia.

Yours sincerely

Meredith Hellicar
Chairman

company statement
1 December 2005

For media enquiries please contact James Rickards on
Tel: 61 2 8274 5304 or Mob: 0419 731 371.
For analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246. Mob: 0408 164 011.
JAMES HARDIE BOARD APPROVES FINAL FUNDING
AGREEMENT — AGREEMENT TO BE SIGNED TODAY
James Hardie Industries NV (JHINV) today announced that its Board has approved the Principal Deed (Final Funding Agreement) to provide long term funding for Australian asbestos-related personal injury claims that result from exposure to products made by former James Hardie Group subsidiaries.
Representatives of JHINV and the New South Wales Government are expected to sign the Final Funding Agreement today in Sydney.
The Final Funding Agreement was negotiated having regard to the terms of the Heads of Agreement signed on 21 December 2004 by the ACTU, NSW Government, Unions NSW, Asbestos support groups and James Hardie.
The Final Funding Agreement is a legally binding agreement and sets out the basis on which James Hardie will provide funding to the SPF. The arrangements include:
•	the establishment of the SPF to compensate asbestos sufferers with claims against the former James Hardie Group subsidiaries, Amaca Pty Ltd, Amaba Pty Ltd or ABN 60 Pty Ltd;

•	initial funding of the SPF by James Hardie of approximately A$154 million;

•	a two year rolling cash ‘buffer’ in the SPF and an annual contribution in advance, based on actuarial assessments of expected claims for the following three years, revised annually;

•	a cap on the annual James Hardie payments to the SPF in all years, except the first year, initially set at 35% of annual net operating cash flow of the JHINV Group for the immediately preceding financial year, with provision for the percentage to decline over time, depending on James Hardie’s financial performance and the claims outlook;

•	no cap on individual payments to proven claimants; and

•	special compensation arrangements for members of the Baryulgil community for asbestos-related claims arising from the activities of Marlew Mining Pty Ltd.
The Final Funding Agreement is subject to a number of conditions precedent, including James Hardie being satisfied with the tax treatment of the proposed funding arrangements and receiving the approval of its lenders and shareholders.
KPMG Actuaries has updated its actuarial report in relation to the expected liabilities of the SPF as at 30 June 2005. The KPMG Actuaries’ central estimate of the net liabilities is A$1,568 million. This figure is discounted and net of insurance recoveries and NSW cost savings following recent reforms by the NSW Government. The undiscounted value of the central estimate (net of NSW cost savings) of the liabilities is A$3,131 million.

The arrangements are designed to provide funding for Australian proven personal injury claims whilst preserving the financial health and growth prospects of James Hardie. However, it should be recognised that because the number of claimants and the amounts that the courts may award is uncertain and James Hardie’s financial performance is uncertain over the 40+ year term of the SPF, no absolute assurance as to sufficiency of funds can be given. No member of the JHINV Group has or shall have any liability for a shortfall in the SPF.
JHINV Chairman Meredith Hellicar said: “The signing of the Final Funding Agreement is another important step towards implementing the voluntary public commitment James Hardie made in July 2004 to establish a funding mechanism to meet the needs of current and future Australian claimants.
“While both parties to the Deed acknowledge that negotiations took longer than we or our stakeholders initially expected, it was necessary to take the time to achieve a sustainable and robust agreement in the interests of claimants and, the future financial viability of the fund and James Hardie.
“Today is not the end of the process. Our next steps include obtaining satisfactory tax treatment of the proposed funding arrangements from the Federal Government, then seeking approval for the funding arrangements from James Hardie’s lenders and shareholders. These are our priorities.
“The Deed is in the interests of claimants, shareholders, employees and all other stakeholders.
“All parties involved in the negotiations have agreed it is in the interests of asbestos claimants that James Hardie is, and remains, financially strong and able to continue to fund its business growth. We expect the proposed funding arrangements will allow this as well as fulfil James Hardie’s funding commitment.
“Throughout the negotiations, claimants continued to receive their compensation payments from the Medical Research and Compensation Foundation (MRCF) established by James Hardie in February 2001 and we have been told by asbestos support groups and the MRCF that no proven claim has gone unpaid.”
Since the late 1980s, James Hardie has funded over $400 million in asbestos claims. James Hardie understands the MRCF has funds available to meet proven claims well into 2006, by when it is hoped this long-term funding arrangement will have come into effect.
END

FINAL FUNDING AGREEMENT — BRIEFING NOTE
This document provides key facts about the Final Funding Agreement entered into between James Hardie Industries NV (JHINV) and the New South Wales Government for the provision of long term funding to meet expected Australian asbestos-related personal injury claims that result from exposure to products made by former James Hardie Group subsidiaries.
The Final Funding Agreement is consistent in all material respects with the terms of the Heads of Agreement signed on 21 December 2004 by the ACTU, NSW Government, UnionsNSW, asbestos support groups and James Hardie.
KEY PRINCIPLES
The two key principles underlying the Final Funding Agreement are:
1.	The funding arrangement is intended to allow James Hardie to remain profitable, financially strong and to fund growth; and

2.	The funding arrangement is intended to allow payments to be made by a Special Purpose Fund to all existing and future proven claimants, however no absolute assurance can be given that funding is sufficient.
The Final Funding Agreement includes the following key financial terms:
Special Purpose Fund
A Special Purpose Fund (SPF) will be created to compensate proven Australian asbestos claimants. A majority of directors of the SPF will be appointed by James Hardie.
Annual Actuarial Assessment
There will be an annual actuarial assessment of the liabilities of the SPF in order to take into account the uncertainties associated with actuaries’ projections. This will enable the projections to be regularly updated in line with the actual claims experience and the claims outlook.
Subject to the Annual Cash Flow Cap described below, James Hardie will make payments to the SPF based on these annual actuarial assessments.
Buffer
Subject to the Annual Cash Flow Cap described below, close to the start of each year James Hardie will ensure that the SPF has a two-year rolling cash “buffer” and one year’s payment based on the annual actuarial assessment of expected claims for the next three years. James Hardie will also provide for the expected operating expenses of the SPF for the next year.
Subject to the Annual Cash Flow Cap, there should be a maximum of approximately three years’ funding available in the SPF close to the start of each year which, during the course of the year, should reduce to approximately two years of funding as claims are recognised and paid out. The funding will then be topped up by James Hardie (subject to the operation of the Annual Cash Flow Cap) close to the start of the next year so that it again represents approximately three years of projected claims based on the then current annual actuarial assessment. This dynamic structure should provide greater security to present and future claimants as the SPF should be better able to reflect changes in the incidence of claims and/or changes in the financial performance of James Hardie.

Annual Cash Flow Cap
There will be a Cash Flow Percentage Cap (“CFPC”) on the annual James Hardie payments to the SPF in all years except the first year. It is not intended that there will be any caps on payments by the SPF to individual claimants. The CFPC will be initially set at 35% of James Hardie’s net operating cash flow for the immediate preceding financial year. Net operating cash flow for the purposes of the cap will be equivalent to James Hardie’s cash flow provided by operating activities and will be after taxes, interest, changes in working capital and asbestos payments by James Hardie to the SPF.
The 35% level is designed to ensure that all proven claimants can be paid whilst preserving the financial health and growth prospects of James Hardie. All parties recognise that James Hardie’s continuing success is crucial to the long term security of the future payments. However, because the number of claimants and the amounts that the courts may award is uncertain and James Hardie’s financial performance is uncertain over the 40+ year term of the SPF, no absolute assurance on this can be given. No member of the JHINV Group has or shall have any liability for a shortfall in the SPF.
Changes in the level of Cash Flow Percentage Cap
After the year ending 31 March 2011, the Final Funding Agreement provides that the CFPC may reduce in increments of 5% (to a floor of 10%), provided that the annual contributions are, on average, lower than the reduced CFPC level for the four years preceding the reduction, and that the CFPC cannot reduce by more than 5% in any four year period. There is also provision for the CFPC to increase in certain circumstances, although never above 35% and never by more than one increase of 5% above a previously reduced cap level.
The practical impact of the above cap, and conditions for changes in the level of the cap, is that the earliest that the CFPC could step down would be to 30% in the year ending 31 March 2012, to 25% for 2016, to 20% for 2020, to 15% for 2024 and to 10% for 2028 depending on the claims experience, anticipated claims payments and the financial performance of James Hardie.
Tax
James Hardie’s payment obligations to the SPF (other than in respect of the initial funding) are conditional upon binding legislation or a binding private ruling which confirms the tax deductibility of the payments by James Hardie to the SPF and the exemption of the SPF from Australian income tax and thereafter not being subject to a change of tax law which results in, or which will result in, the taxation treatment ceasing.
Initial Funding
•	James Hardie will provide initial funding to the SPF on commencement of the Final Funding Agreement. The basis upon which the initial funding has been calculated is set out below:

		A$
		MILLION
Discounted Central Estimate Valuation for two years nine months to 31/3/2008 (Gross claims)		219
Buffer	135
Year 3 discounted payment	84
Estimated SPF operating expenses in 9 months to 31 March 2006		7
Estimated assets to be contributed by the MRCF as at 30 June 2005		(94)
Part prepayment of payments for Financial Years FY07 and FY08		22
Initial Funding		154
Notes:
1.	The Discounted Central Estimate Valuation is based on the actuarial assessment of expected claims for the two years nine months ending 31 March 2008 contained in the KPMG Actuarial Report as at 30 June 2005.

Conditions Precedent
The implementation of the Final Funding Agreement is subject to a number of conditions precedent, including:
•	legislative change by NSW Government to facilitate implementation of the agreement;

•	James Hardie being satisfied that payments by JHINV to the SPF will be fully tax deductible expenses of James Hardie in the years in which they are incurred and the SPF will be exempt from tax in respect of its income;

•	approval by James Hardie’s lenders;

•	receipt of an independent expert’s report confirming the Final Funding Agreement is in the best interests of JHINV;

•	JHINV Board determination that the Final Funding Agreement is in JHINV’s interests; and

•	approval by James Hardie’s shareholders.
Timetable
James Hardie continues to have discussions with the Australian Taxation Office and Federal Treasury in relation to satisfying the tax condition precedent.
After the tax condition precedent is satisfied, James Hardie will complete an Explanatory Memorandum in respect of the Final Funding Agreement (including the full details of the Final Funding Agreement and the Independent Experts Report) and convene a shareholder meeting to consider the Final Funding Agreement.
END

Media Enquiries:
James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
Analyst Enquiries:
Steve Ashe
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.